Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong



20th June 2003



Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

2003 Annual Return (Filed with the Hong Kong Companies Registry on 18th June, 2003)

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,
For and on behalf of
HONGKONG ELECTRIC HOLDINGS LTD.
香港電燈集團有限公司

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh



Companies Registry
公司註冊處

03 JUN 25 7:21

Form 表格 **AR1**

Annual Return
周年申報表

Company Number 公司編號

46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

(Note 註 2) **2 Business Name 商業名稱**

-

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☒ Others 其他

(Note 註 3) **4 Address of Registered Office 註冊辦事處地址**

44 Kennedy Road, Hong Kong

(Note 註 4) **5 Date of Return 本申報表日期**

15	5	2003
DD 日	MM 月	YYYY 年

which is 該日期爲

☒ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

-

Presentor's Name and Address 提交人的姓名及地址	For Official Use 請勿填寫本欄
Lillian Wong Company Secretary Hongkong Electric Holdings Ltd. 44 Kennedy Road HONG KONG	

Annual Return
周年申報表

Date of Return 本申報表日期

15	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

46996

(Note 註 5) **7 Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	$3,300,000,000	2,134,261,654	$2,134,261,654	$2,134,261,654
Total 總值	$3,300,000,000	2,134,261,654	$2,134,261,654	$2,134,261,654

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
-	-

(Note 註 6) **8 Past and Present Members** 過去及現在的成員 *Please tick appropriate box 請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☒ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
15	5	2003

Company Number 公司編號: 46996

(Note 註 7) 9 **Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
WONG 黃	Lee-wah, Lillian 莉華

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 14/F., 19 Tai Hang Drive, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E602426(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) 10 **Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 Name 姓名

Surname 姓氏	Other names 名字
MAGNUS	George Colin

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 19/F., Repulse Bay Garden, 32 Belleview Drive, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD682766(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事 ______

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

15	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

46996

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
FOK 霍	Canning Kin-ning 建寧

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

10/F., 1 King Tak Street, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E407582(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
ARCULLI 夏	Ronald Joseph 佳理

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

26G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA168716(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

* *Please tick the relevant box(es)* *請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

15	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

46996

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
-	-

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

1	1	2002	To 至	31	12	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 6 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料(包括 ______ 張續頁及 ______ 張附表）真確無訛。

* ~~(b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public~~ to subscribe for any shares or debentures in the company and that if the ~~number of members~~ is in excess of 50 at the date of this Return, the ~~excess are persons~~ who under Section 29(1)(b) of the Companies Ordinance ~~are not to be included in the calculation of~~ 50.
本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名：


(Name 姓名)：(Lillian Wong)
~~Director 董事~~ / Secretary 秘書 *

Date 日期：18.6.2003

* *Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return 周年申報表

(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期: 15 (DD 日) 5 (MM 月) 2003 (YYYY 年)

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
CHOW 周	Susan Woo Mo-fong 胡慕芳

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 9A, Po Garden, 9 Brewin Path, Mid-Levels
Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D083448(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [x] Director 董事 [x] Alternate Director to 替代董事: Canning K.N. Fok

2 Name 姓名

Surname 姓氏	Other names 名字
HUNTER	Andrew John

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat 13, Stewart Terrace, 81-95 Peak Road,
Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K183379(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [x] Director 董事 [ ] Alternate Director to 替代董事:

* *Please tick the relevant box(es)* *請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

15	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
KAM 甘	Hing-lam 慶林

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 2/F., 1 Kotewall Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A682897(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [x] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
KLUGE	Holger

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 33 Delisle Avenue, Suite 509, Toronto, Ont. M4V 3C7, Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
VG355894	Canada

Capacity 身份* [x] Director 董事 [ ] Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

15	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
LEE 李	Francis Lan-yee 蘭意

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat B, 24/F., Block 4, Cavendish Heights, 33 Perkins Road, Jardines Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A331694(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☒ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
LI 李	Victor Tzar-kuoi 澤鉅

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 79 Deep Water Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D457843(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☒ Director 董事 ☐ Alternate Director to 替代董事

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

15	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
SHEA 佘	Ralph Raymond 頌平

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat 1, 20/F., Block B, Nicholson Tower,
8 Wong Nai Chung Gap Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A194583(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [X] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
SIXT	Frank John

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat G/B, Knightsbridge Court, 28 Barker Road,
The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K081217(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [X] Director 董事 [ ] Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return 周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
15	5	2003

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
TSO 曹	Kai-sum 棨森

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: House B, 90 Peak Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D056246(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [X] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
WONG 黃	Chung-hin 頌顯

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: D72 Carolina Gardens, 34 Coombe Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A918026(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [X] Director 董事 [ ] Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

15	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
YEE 余	Ewan Lup-yuen 立仁

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 5 Fontana Garden, 11/F., Ka Ning Path, Tai Hang, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A927361(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [x] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份* [ ] Director 董事 [ ] Alternate Director to 替代董事

* *Please tick the relevant box(es)* *請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期		
15	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

46996

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)

(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	Please see attached Shareholders' list in CD-ROM				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。